SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13G/A
Under the Securities Act of 1934
(Amendment No.  1 )*


(Name of Issuer): NeoMedia Technologies, Inc.

(Title of Class of Securities):
Common Stock, $0.001 par value

(CUSIP Number):640505301

(Date of Event Which Requires
Filing of this Statement):June 22, 2012

Rule pursuant to which this
Schedule is filed: Rule 13d-1(c)

*The remainder of this cover page shall be
filled out for a reporting persons initial
filing on this form with respect to the subject
class of securities, and for any subsequent
amendment containing information which would
alter the disclosures provided in a prior cover page.
The information required in the remainder
of this cover page shall not be deemed to
be filed for the purpose of Section 18 of
the Securities Exchange Act of 1934 (Act)
or otherwise subject to the liabilities of
that section of the Act but shall be subject
to all other provisions of the Act
(however,see the Notes).
________________________________________

CUSIP No. 640505301
SCHEDULE 13G/A


1 NAME OF REPORTING PERSONS
Murray Capital Management, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP (see instructions)
(a) (b)

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION:  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5 SOLE VOTING POWER:   0

6 SHARED VOTING POWER:  54,719,345

7 SOLE DISPOSITIVE POWER: 0

8 SHARED DISPOSITIVE POWER: 54,719,345

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON: 4.97% (See Item 4 below)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (9) 4.97% (See Item 4 below)

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN


Preliminary Note: This Amendment No. 1
to Schedule 13G amends and supplements the
Schedule 13G initially filed by the Reporting
Persons on April 16, 2012 (the Schedule 13G), with respect to the Common Stock, par value
$0.001 per share (the Common Stock), of
NeoMedia Technologies, Inc. (the Issuer).
Except to the extent amended or supplemented by the information contained in this Amendment
No. 1, the Schedule 13G, as amended as provided herein, remains in full force and effect.
Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13G.


Item 4. Ownership.
Item 4 is hereby amended to add the following

Holdings as of 6/22/2012

Reporting Person: Murray Capital Management, LP

Amount Beneficially Owned: 54,719,345
Percent of Class : 4.97% (4)
Power to Vote:
Sole: 0
Shared: 54,719,345
Power to Dispose:
Sole: 0
Shared: 54,719,345

(4) Percentage of Class based on 1,100,236,551
outstanding shares as of May 7, 2012
as reported by NeoMedia Technologies, Inc.
Form 10Q/A filed on May 21, 2012.

Item 5. Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended to add the following:
This Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
________________________________________

CUSIP No. 640505301

SCHEDULE 13G/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2012
Murray Capital Management, LP

By:/s/ Daniel. B Murray
Name: Daniel B. Murray
Title: General Partner